NaaS Technology Inc.

Newlink Center, Area G, Building 7, Huitong Times Square

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, 100024

People’s Republic of China

March 8, 2023

VIA EDGAR

Mr. Stephen Kim

Ms. Lyn Shenk

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NaaS Technology Inc. (the “Company”)
Shell Company Report on Form 20-F
Filed on June 16, 2022
File No. 001-38235

Dear Mr. Kim and Ms. Shenk,

This letter sets forth the Company’s responses to the comments contained in the letter dated February 27, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s shell company report on Form 20-F filed with the Commission on June 16, 2022 (the “Shell Company Report”) and the Company’s response to the Staff’s comments regarding the Shell Company Report submitted on February 14, 2023. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Shell Company Report.

Shell Company Report on Form 20-F Filed June 16, 2022

Dada Auto Inc.

Combined Statements of Loss and Other Comprehensive Loss, page F-49

1.
We note your response to comment 3. It appears your basis for reclassifying "excess" incentives from negative revenue to selling and marketing expenses is that IFRS 15 does not explicitly address the presentation of negative revenue, the TRG did not provide application guidance when asked, and IFRIC similarly did not address this topic. However, IFRS 15.70 requires consideration payable to a customer to be accounted for as a reduction of the transaction price and, therefore, of revenue (unless the payment to the customer is in exchange for a distinct good or service that the customer transfers to the entity). You state that the purpose of incentives is to "encourage user engagement." This does not appear to be consideration payable for a distinct good or service from the

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

March 8, 2023

customer. IFRS 15 does not limit the extent to which incentives should reduce recorded revenues for a transaction. Therefore, we believe you should revise to report incentives that were reclassified as selling and marketing expenses as a reduction of the transaction price (i.e., a reduction of revenue). Refer to IFRS 15.70 and 15.72.

The Company respectfully submits to the Staff that the net commission revenue the Company generates from online EV charging solution is the difference between the charging service fee it collects from end-users and the charging service fee the charging station operator is entitled to receive from the Company. The Company considers itself an agent rather than a principal in the online EV charging business. Both end-users and charging station operators are customers of the Company. The Company respectfully presents the following example to further illustrate the accounting and presentation of net commission revenue. Please note the Company assumes the transaction is tax free for simplicity.

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The charging service fee listed by the charging station operator is RMB8.0.
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The Company is entitled to 20% of the listed charging service fee, i.e. the charging service fee the charging station operator is entitled to receive from the Company is RMB6.4 (i.e. RMB8.0*(1-20%)).
•
At its own discretion, the Company sets the charging service fee it collects from end-users at RMB7.0.
•
For order A, the end-user is not given any incentive. Therefore the Company collects RMB7.0 from the end-user and pays the charging station operator RMB6.4.
•
For order B, the end-user is given a coupon worth RMB1.0 from the Company and redeems the coupon in the transaction. Therefore the Company collects RMB6.0 from the end-user and pays the charging station operator RMB6.4.

As such, the Company recognizes net commission revenue of RMB0.6 from order A, whereas it classifies net loss of RMB0.4 from order B (i.e. the excess of the amount paid to the charging station operator over the amount paid by the end-user) as selling and marketing expense because the incentive does not represent any distinct goods or services from customers. IFRS15 did not specifically address how negative revenue should be presented. Stakeholders had asked the TRG whether an entity should reclassify negative revenue resulting from consideration paid or payable to a customer to expense and, if so, in what circumstances. The TRG did not discuss this question in detail and no additional application guidance was provided. The Company does not note any authoritative accounting guidance specific to the situation in order B or which explicitly prohibits negative revenue from being presented as an expense. In addition, the Company considered the following accounting literature related to negative revenue caused by excess payments to a customer:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

March 8, 2023

PwC Global IFRS Manual 11.Revenue at their FAQ 11.119.6 - How should an entity account for payments to customers that exceed the transaction price (reference to standard: IFRS 15 para 70) states the following:

If the payment does not relate to any other contracts (including past contracts or anticipated future contracts) with the customer, management should consider the substance of the payment to determine the appropriate presentation of the amount in excess of the transaction price. For example, management might conclude the excess payment should be presented as an expense because the arrangement no longer represents a contract with a customer when the transaction price is negative.

The following example illustrates the accounting when payments to a customer exceed the transaction price.

Activity

An entity sells 1,000 products to a retailer for total consideration of C100,000. The entity is an emerging business and therefore, to receive desirable placement in the retailer’s store, the entity pays to the retailer a one-time payment of C150,000. This payment is not in exchange for a distinct good or service and the entity does not have any other past or current contracts with the retailer at the time of payment. Although the entity aspires to sell additional products to the retailer in the future, the entity does not currently anticipate specific future contracts with the retailer.

Question

How should the entity account for the payment to the retailer?

Answer

The entity should account for the payment as a reduction of the transaction price of the contract with the retailer because it does not receive a distinct good or service in exchange for the payment. The entity has determined that the excess amount of C50,000 (C100,000 contract price less C150,000 payment) does not relate to any other contracts with the retailer; therefore, the excess amount should be presented based on the substance of the payment. In this fact pattern, the entity would likely conclude that the C50,000 excess payment should be presented as an expense.

KPMG IFRS 15 handbook at chapter 11 Presentation states “… there may be limited cases in which presenting net negative revenue as an expense may result in more relevant information to the users.”

Based on the abovementioned accounting guidance explicitly addressing the net negative revenue situation in order B as well as the following considerations, the Company believes it is appropriate to record net losses generated from its online EV

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

March 8, 2023

charging orders with net negative revenues in expenses, rather than as reduction of revenue:

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Loss transactions does not relate to any other past contracts or anticipated future contracts with the end-user, which can be demonstrated by the Company’s pricing system. The Company’s pricing system considers various factors based on its marketing strategy when determining the incentives given to end-users. None of the factors, however, related to other past contracts. In addition, the pricing system does not take into consideration any anticipated future contracts.
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The Company considers the substance of negative revenue arising from incentives to end-users as marketing related expenses paid to end-users, the purpose of which is to encourage user engagement and expand user base on its EV charging business, as well as eventually increasing the commission revenue generated from its EV charging business. In essence, the situation in order B is equivalent to the situation that the Company pays incentive of RMB0.4 to its end-user to use its connectivity services for free, and simply pass through end-user payment of RMB6.4 (i.e. the charging service fee the charging station operator is entitled to) to the charging station operator without earning any commission revenue. The arrangement for the pass-through is in substance not a revenue arrangement, therefore, the arrangement in order B no longer represents a contract with a customer either, and the incentive of RMB0.4 paid to an end-user represents a marketing expense incurred on that end-user. Presenting the excess payment of RMB0.4 in order B as selling and marketing expense would better align with the substance of order B, i.e. a pass-through transaction without any revenue recorded and a marketing expense of RMB0.4.
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Presenting net losses arising from incentives to end-users as selling and marketing expenses would provide more relevant information to the readers of the Company’s financial statements. To maintain its leadership position in the booming Chinese EV charging service market and capitalize on its sustainable first mover advantages and success in China at this fast growing stage, it is essential for the Company to offer substantial end-user incentives to boost the use of its network, create more value for station operators and foster a virtuous cycle of its EV charging services. Accordingly, the Company considers revenue generated from orders without excess payments to end-users as a key metric of its current monetization level, and sees loss incurred from orders with excess payments to end-users as a separate key metric of its marketing investment on end-users to encourage user engagement and expand user base. As a result, compared with presenting negative revenue from excess payment orders together with positive revenue from other orders in the same revenue line item, presenting negative revenue from excess payment orders as a separate item in selling and marketing expenses could better enable the readers of the Company’s financial statements to evaluate its financial performance in these two aspects.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

March 8, 2023

The Company has also considered that it is not an unusual market practice to present negative revenue as cost or expenses, depending on the relevant entity’s specific facts and circumstances. For example, Company A (the largest food delivery platform in China listed on the Hong Kong Stock Exchange) which prepares its financial statements in accordance with IFRS, states in its critical accounting estimates and judgements “all incentives given to the accounting customers are recorded as a reduction of revenue to the extent of the revenue earned from that customer on a transaction by transaction basis.”1 As another example, Company B (an on-demand delivery platform), which prepares its financial statements in accordance with the U.S. GAAP, responded to the SEC staff that “the Company believes it is appropriate to record the losses generated from its on-demand delivery service in expenses, rather than as reduction of revenue.”2, and the Staff did not object to its classification of negative revenue as expense. The third example is Company C, an entity engaged in the business of selling travel products and solutions and prepares its financial statements in accordance with IFRS. Company C responded to a similar comment from the Staff that “While most of these promotion expenses are recorded as a reduction in revenue, however, when the discount and other incentives offered to the customer are higher than the income earned from such customer, the excess (i.e., the discount/incentive given to a customer less income earned from such customer) on an individual transaction basis is classified under marketing and sales promotion expenses and not recorded as a reduction in revenue.”3 , and the Staff did not object to the said classification of negative revenue as marketing expenses.

1 Please refer to https://www1.hkexnews.hk/listedco/listconews/sehk/2022/0419/2022041900541.pdf for the financial statements of Company A.

2 Please refer to https://www.sec.gov/Archives/edgar/data/1793862/000095012320000334/filename1.htm for the correspondence related to draft registration statement of Company B.

Please also refer to https://www.sec.gov/Archives/edgar/data/1793862/000095012320000333/filename1.htm#fin838738_6 for its revenue recognition policy disclosed in the financial statements, which states “The Group may record a loss from a transaction when an upfront quoted fare offered to the customer is less than the amount the Group is committed to being paid to the rider. The revenue is recognized on a net basis at the point of delivery of merchandise. The loss on this type of transactions is recorded in fulfillment expenses in the consolidated statements of operations and comprehensive loss, as it is not related to any other current, previous or future transactions with the customer and in substance, is an expense paid to riders.”

3 Please refer to https://www.sec.gov/Archives/edgar/data/1495153/000156459020019975/filename1.htm for the response of Company C to the Staff’s comments. Please also refer to https://www.sec.gov/Archives/edgar/data/1495153/000156459019025532/mmyt-20f_20190331.htm for its revenue recognition policy disclosed in the financial statements, which states “Post adoption of IFRS 15 from April 1, 2018, such customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, when incurred are recorded as a reduction / deferral of revenue. In addition, when the discount and other incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., the discount/incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

March 8, 2023

The Company fully appreciates the Staff’s comments with respect to the classification of negative revenue and that because IFRS 15 does not limit the extent to which incentives should reduce recorded revenues for a transaction, net negative revenue is generally presented as a revenue line item in the statement of profit or loss. The Company however respectfully seeks the Staff’s reconsideration of the appropriateness of the Company’s classification of negative revenue in the Shell Company Report, based on the (i) foregoing clarification and illustration of the Company’s negative revenue transactions, (ii) citation of accounting literature explicitly addressing the presentation of negative revenue above, (iii) belief of the Company that the substance of its excess payment to end-users is marketing related expense, (iv) the utility and benefit to investors and readers of the Company’s financial statements that can result from the Company’s classification of negative revenue which the Company believes provide valuable and pertinent information, and (v) multiple comparable precedents that have been referenced above.

* * *

If you have any additional questions or comments regarding the Shell Company Report, please contact the undersigned at +86 10 8551 1066 or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom at +852 3740 4700 or shu.du@skadden.com.

Very truly yours,

/s/ Alex Wu
Alex Wu
Chief Financial Officer

cc:	Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Chan Kam Fuk, Partner, Centurion ZD CPA & Co.